Exhibit 21.1

PositiveID Corporation

List of Subsidiaries

Company Name	Country or State of Incorporation or Formation
PositiveID Diagnostics, Inc. (f/k/a MicroFluidic Systems, Inc)	California
E-N-G Mobile Systems, Inc.	California
Thermomedics, Inc.	Nevada